

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Christopher G. Marshall
Chief Financial Officer
Capital Bank Financial Corp.
121 Alhambra Plaza Suite 1601
Coral Gables, Florida 33134

      Re: **Capital Bank Financial Corp**
            Form 10-K for Fiscal Period Ended December 31, 2013
            Filed February 28, 2014
            File No. 001-35655

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 62

1. Please tell us and revise in future filings to provide a more specific discussion of the reasons for the recognition of the income tax benefit in fiscal 2012. Please also tell us the amount of deductible loan losses for each acquisition, the periods that you recognized the "built-in" losses for income tax purposes for each acquisition and the income tax code section that authorizes you to take these deductions during the first twelve months subsequent to the acquisition date.

Christopher G. Marshall
Capital Bank Financial Corp
May 22, 2014
Page 2

Loans, page 63

2. Please revise, in future filings, to provide a loan summary table that addresses the loans by category that are self-originated and that have been acquired (both PCI and non-PCI loans) for each period presented.

Allowance and Provision for Loan Losses, page 72

3. Please revise, in future filings, to also provide a rollforward of the activity in the allowance for loan losses for non-PCI loans for each of the periods presented. This will provide the reader with an enhanced understanding of the performance of the non-PCI loans given the continued significant growth of these types of loans. Please include the table in the notes to the financial statements as well.

Nonperforming Assets, page 77

4. You had significant levels of non-covered loans classified as delinquent 90 days or more which were "accruing/accreting" at December 31, 2012 and 2013. Please provide us with your analysis that supports the continuing accrual of income on non-covered loans that are past due more than 90 days. Please also tell us the fair value of the collateral and the amount of the accretable yield for the non-covered loans that are past due more than 90 days for which you are continuing to accrue income.

Notes to Consolidated Financial Statements

Note 6. Loans, page 115

5. Please revise, in future filings, to disclose the remaining amount of the nonaccretable difference outstanding for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief